Delisting Determination,The Nasdaq Stock Market, LLC,
September 14, 2012, CD International Enterprises, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of CD International Enterprises, Inc. (the Company), effective at the opening of the trading session on September 24, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100, 5250(a), and 5450(a)(1). The
Company was notified of the Staffs determination on April 23, 2012. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated July 9, 2012, denying the Company continued listing and notifying the Company that trading in the Companys securities would be suspended on July 11, 2012.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on August 23, 2012.